Exhibit 2

September 15, 2017

Company Name	The Mie Bank, Ltd.

Representative	Mitsunori Watanabe, Director and President

Code Number	8374 First Section, Tokyo Stock Exchange/ Nagoya Stock Exchange

Company Name	The Daisan Bank, Ltd.

Representative	Hiroshi Iwama, Director and President

Code Number	8529 First Section, Tokyo Stock Exchange/ Nagoya Stock Exchange

NOTICE REGARDING EXECUTION OF FINAL AGREEMENT RELATING TO BUSINESS INTEGRATION BY WAY OF JOINT SHARE TRANSFER BETWEEN THE MIE BANK, LTD. AND THE DAISAN BANK, LTD. AND PREPARATION OF SHARE TRANSFER PLAN

The Mie Bank, Ltd (Director and President: Mitsunori Watanabe) (“Mie Bank”) and The Daisan Bank, Ltd. (Director and President: Hiroshi Iwama) (“Daisan Bank”) (Mie Bank and Daisan Bank shall be collectively referred to as the “Banks”) resolved at their respective board of directors’ meetings held today to incorporate “San ju San Financial Group, Inc.”(the “Joint Holding Company”) which will be the Banks’ fully-owning parent company on April 2, 2018 (the “Effective Date”) by way of share transfers (the “Share Transfer”) in accordance with the Basic Agreement executed between the Banks on February 28, 2017 (the “Basic Agreement”) on the premise of obtaining approval from the meetings of shareholders’ of the Banks and consent from the relevant authorities, etc., as well as agreeing on the overview of the Joint Holding Company and matters such as the conditions of the Share Transfer. In accordance with such resolutions, the Banks have executed the Business Integration Agreement (the “Business Integration Agreement”) and prepared the Share Transfer Plan (the “Share Transfer Plan”) in collaboration today, as set out below.

1.	Background and purpose of the Business Integration through the Share Transfer

(1)	Background and purpose of the Business Integration

The Banks have developed strong operational bases and stable revenue bases with the patronage of the people in the region and by fulfilling its social mission as a regional financial institution having its head office in Mie. However, in recent years, the business environment for regional financial institutions has been changing drastically following circumstances such as new competition arising in the financial services industry due to players from other industries entering into the financial services industry through technological innovation, such as Fintech, and the competition among financial institutions intensifying due to changes in the financial environment such as the decline in the market interest rate, as well as social structural issues such as a decrease in population and progression of the ageing society having a bigger impact on regional economies. The Banks have come to realize that the ability to adapt to such environmental changes is becoming increasingly necessary.

Amid such environmental changes, the Banks have determined that it is necessary to establish a firm management base which enables the Banks to further realize their presence in Mie, Aichi, and the neighboring areas, in order to continue to contribute to the development and growth of the regional economy as regional financial institutions and to establish a new business model which looks to the future. As announced in the press release dated February 28, 2017 titled “Notice regarding the Basic Agreement in relation to considering business integration between The Mie Bank, Ltd. and The Daisan Bank, Ltd.”, the Banks have been discussing and considering various matters and have been working towards a business integration through the incorporation of a Joint Holding Company by way of a Joint Share Transfer by April 2, 2018, in accordance with the Basic Agreement. Today, the Banks have reached a final agreement to proceed with the business integration in the “spirit of equal footing”.

The Banks intend to make a new listing application in relation to the ordinary shares of the Joint Holding Company to be incorporated on Tokyo Stock Exchange Co., Ltd. (the “Tokyo Stock Exchange”) and Nagoya Stock Exchange, Inc. (the “Nagoya Stock Exchange”). Also, the Banks intend to make a new listing application in relation to the unsecured convertible bond-type bonds with share options to be succeeded from Daisan Bank to the Joint Holding Company on the Tokyo Stock Exchange. These listing dates are scheduled for April 2, 2018. As the Banks will become wholly-owned subsidiaries of the Joint Holding Company pursuant to the Share Transfer, it is intended that the ordinary shares of the Banks will be delisted from the Tokyo Stock Exchange First Section and Nagoya Stock Exchange First Section on March 28, 2018, before the Effective Date of the Share Transfer. Also, the first unsecured convertible bond-type bonds with share options and 120% call option provisions (with provisions relating to subordination) of Daisan Bank (the “First Unsecured Convertible Bond-type Bonds with Share Options”) will be delisted from the Tokyo Stock Exchange on March 27, 2018. The listing date of the ordinary shares and the unsecured convertible bond-type bonds with share options of the Joint Holding Company, and the delisting date of the ordinary shares of the Banks and the First Unsecured Convertible Bond-type Bonds with Share Options of Daisan Bank will be determined in accordance with the rules of the Tokyo Stock Exchange and Nagoya Stock Exchange.

(2)	Post-Business Integration policies and corporate philosophy of the new financial group

In accordance with the corporate philosophy of “contributing to creating a vibrant future as a financial group which is favorable for clients and grows along with the region” and the basic policy set out below, the new financial group will aim to become a financial group which grows along with its clients and the region.

(i)	As regional financial institutions with their head offices in Mie, the Banks will establish a new business model which adapts to the changes in the business environment and will enhance their competitive edge in the market in Mie, Aichi, and the neighboring areas;

(ii)	Through strengthening the cooperation between the Banks, the Banks will realize their sophisticated financial services and financial brokerage functions for small and medium sized companies and individual clients, and will thereby contribute to the revitalization of the region;

(iii)	The Banks will tackle their growth strategy with a sense of unity by increasing the opportunities for employees to play an active part in the business, thereby increasing the bank employees’ motivation and establishing a new corporate culture where all executives and employees respect each other and work in harmony; and

(iv)	By maximizing the strength and characteristics of the Banks and through streamlining and strengthening efficiency, the Banks will maximize the synergies from the business integration.

(3)	Synergies expected from the Business Integration

The new financial group will aim to contribute to the revitalization of the region and be favorable for local clients through the “San ju San” (3 plus 3) synergy created by interactive utilization of the “3” respective strengths of the Banks set out below.

(i)	Expansion of the operational base

By combining the “detailed network of branches with a focus on northern Mie,” which is a strength of Mie Bank, with the “network of branches which spans across the wide neighbouring region with a focus on central and southern Mie,” which is a strength of Daisan Bank, we will build a network of branches covering Mie, Aichi and the neighbouring and wide areas and improve convenience for our clients and support for their core businesses.

(ii)	Strengthening of the financial brokerage function

By combining the “solution sales capabilities accumulated through business with large and medium-sized corporations,” which is a strength of Mie Bank, with the “strong relationship with small and medium-sized companies and sole proprietorships,” which is a strength of Daisan Bank, we will provide careful support for clients’ needs, depending on the different stages of their lives, through comprehensive financial services that utilise the Banks’ strengths in order to support our clients’ business expansion.

(iii)	Enhancement and optimization of management efficiency

By combining the “knowhow regarding efficiency in administrative work achieved through centralisation of work, etc.,” which is a strength of Mie Bank, with the “knowhow regarding efficiency in sales activities achieved through area sales structure,” which is a strength of Daisan Bank, we will create management resources by enhancing and optimizing management efficiency and will aim to improve profitability and corporate value through strategically investing and reallocating such management resources in or to growth area.

As set out above, through a continued approach to the revitalization of the region as expected by the Business Integration, we will contribute to a vibrant future by creating a virtuous cycle developing the regional society, regional economy and the new financial group together.

*	Please refer to the attached “Final Agreement, etc., relating to Business Integration” together with this press release.

2.	Summary of the Share Transfer

(1)	Schedule of the Share Transfer

September 15, 2017, Friday (Today)

Resolution date of the board of directors in relation to the Business Integration Agreement and the Share Transfer plan (Mie Bank and Daisan Bank)

Execution of the Business Integration Agreement and preparation of the Share Transfer plan (Mie Bank and Daisan Bank)

September 15, 2017, Friday (Today)

Date of publication in relation to extraordinary shareholders’ meeting (Mie Bank)

Date of publication of record date in relation to extraordinary shareholders’ meeting, and class meeting of holders of ordinary shares and class meeting of holders of Series A preference shares (Daisan Bank)

September 30, 2017, Saturday

Record date in relation to extraordinary shareholders’ meeting (Mie Bank)

Record date in relation to extraordinary shareholders’ meeting, and class meeting of holders of ordinary shares and class meeting of holders of Series A preference shares (Daisan Bank)

December 15, 2017, Friday

Extraordinary shareholders’ meeting to approve the Share Transfer plan (Mie Bank)

Extraordinary shareholders’ meeting, and class meeting of holders of ordinary shares and class meeting of holders of Series A preference shares to approve the Share Transfer plan (Daisan Bank)

March 27, 2018, Tuesday (planned)	Date of delisting of the First Unsecured Convertible Bond-type Bonds with Share Options from Tokyo Stock Exchange (Daisan Bank)

March 28, 2018, Wednesday (planned)	Date of delisting of the ordinary shares from Tokyo Stock Exchange and Nagoya Stock Exchange (Mie Bank and Daisan Bank)

April 2, 2018, Monday (planned)	Registration date of incorporation of the Joint Holding Company (Effective Date) and date of listing for the shares and the unsecured convertible bond-type bonds with share options of the Joint Holding Company

The schedule is subject to change based on discussions and agreement between the Banks if, in the course of the procedures, it becomes necessary to do so due to the progress of the procedures for the Share Transfer or otherwise.

(2)	Method of the Share Transfer

By way of joint share transfers which will result in the Banks becoming wholly owned subsidiaries and the Joint Holding Company becoming a fully-owning parent company which will be newly incorporated.

(3)	Details of allotment pursuant to the Share Transfer (share transfer ratio)

Company Name	Mie Bank	Daisan Bank
Share Transfer Ratio (Ordinary Shares)	1	0.7
Share Transfer Ratio (Series A Preference Shares)	—	0.7

(Note 1) Share allotment ratio

1 ordinary share of the Joint Holding Company will be allotted per 1 ordinary share of Mie Bank and 0.7 ordinary shares of the Joint Holding Company will be allotted per 1 ordinary share of Daisan Bank. Further, 0.7 Series One preference shares of the Joint Holding Company will be allotted per 1 Series A preference share of Daisan Bank. The number of shares of the Joint Holding Company constituting one unit is intended to be 100 shares.

If there is any fractional share which is less than 1 share in the ordinary shares (and Series One preference shares) of the Joint Holding Company that are required to be delivered to the shareholders of the Banks pursuant to the Share Transfer, the relevant shareholders will be paid a sum equivalent to such fractional shares in accordance with the provisions of Article 234 of the Companies Act and other applicable law.

The share transfer ratio above is subject to change based on the discussions and agreement between the Banks if, among other things, any new matter that has a material adverse effect on the share transfer ratio is found to exist or such matter arises between the date on which the Share Transfer plan is prepared and the date of incorporation of the Joint Holding Company.

(Note 2) Number of new shares to be delivered by the Joint Holding Company (planned)

26,170,339 ordinary shares

The above is calculated based on the total number of issued ordinary shares of Mie Bank as at June 30, 2017 (13,483,034 shares) and the total number of issued ordinary shares of Daisan Bank as at June 30, 2017 (18,435,800 shares). However, as the Banks are planning to cancel all the treasury shares held by each of the Banks by the time immediately before the time when the Joint Holding Company acquires all of the issued shares of the Banks (the “Record Time”), the treasury shares of Mie Bank as at June 30, 2017 (20,013 shares) and the treasury shares of Daisan Bank as at June 30, 2017 (282,488 shares) are excluded from the target of the delivery of the new shares in the above calculation. If the number of treasury shares of the Banks as at June 30, 2017 changes before the Record Time due to matters such as a shareholder of Mie Bank or Daisan Bank exercising the right to require repurchase of such shareholder’s shares, the number of new shares to be delivered by the Joint Holding Company may change.

4,200,000 Series One preference shares

The above is calculated based on the total number of issued Series A preference shares of Daisan Bank as at June 30, 2017 (6,000,000 shares).

(Note 3) Handling of fractional units

The shareholders of the Banks who receive ordinary shares of the Joint Holding Company which are less than a unit (i.e. 100 shares) (“Fractional Unit”) pursuant to the Share Transfer will not be able to sell such Fractional Units on the Tokyo Stock Exchange, Nagoya Stock Exchange or any other stock exchange. Such shareholders who hold such Fractional Units are entitled to require the Joint Holding Company to repurchase their Fractional Units in accordance with the provisions of Article 192, Paragraph 1 of the Companies Act. Such shareholders are also entitled to require the Joint Holding Company to sell to them such number of shares as may be necessary such that any Fractional Unit held by them becomes a whole unit in accordance with the provisions of Article 194, Paragraph 1 of the Companies Act and the articles of incorporation.

(4)	Handling of the share options and bonds with share options arising from the Share Transfer

In connection with the Share Transfer, all share options other than the share options with regard to the First Unsecured Convertible Bond-type Bonds with Share Options issued by Daisan Bank will be acquired by Daisan Bank without any consideration and will be cancelled by the date immediately preceding the date of incorporation of the Joint Holding Company pursuant to the Share Transfer based on the contents of such share options.

With respect to the share options with regard to the First Unsecured Convertible Bond-type Bonds with Share Options, one unsecured convertible bond-type bond with share option of the Joint Holding Company will be issued for such one share option, and the bond obligations under such First Unsecured Convertible Bond-type Bonds with Share Options will be succeeded to by the Joint Holding Company. The contents of such unsecured convertible bond-type bond with share option of the Joint Holding Company are provided such that the economic value of one First Unsecured Convertible Bond-type Bond with Share Option and the economic value of one unsecured convertible bond-type bond with share option after the succession by the Joint Holding Company will be substantially equal in accordance with the provisions regarding the succession of the bond with share option provided under Article 13, Item 14 of the summary of terms of subscription for the First Unsecured Convertible Bond-type Bonds with Share Options (Exhibit 1).

Mie Bank has not issued any share options or bonds with share options.

3.	Allotment details relating to the Share Transfer and basis of calculation, etc.

(1)	Basis and reasons for the details of allotment

As set out in paragraph 1 “Background and purpose of the Business Integration through the Share Transfer”, the Banks have set up an Integration Preparation Committee and have been discussing and considering various matters and working towards the incorporation of the Joint Holding Company by way of the Share Transfer and carrying out business integration by April 2, 2018 in accordance with the Basic Agreement.

As stated in sub-paragraph (4) “Measures to ensure fairness” below, Mie Bank has appointed SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) as its third-party appraiser and TMI Associates as its legal advisor in order to ensure fairness in the consideration for the Share Transfer and other aspects of the Share Transfer and has commenced considering various matters in relation to the Share Transfer. After careful discussions and considerations taking into account the Share Transfer Ratio Valuation Report received on September 14, 2017 from its third-party appraiser, SMBC Nikko Securities, legal advice from its legal advisor, TMI Associates, and the results of due diligence investigations on Daisan Bank carried out by Mie Bank, etc., Mie Bank determined that it is reasonable to proceed with the Share Transfer based on the Share Transfer ratio stated under paragraph 2(3) “Details of allotment of shares pursuant to the Share Transfer (share transfer ratio)” above.

On the other hand, as stated in paragraph (4) “Measures to ensure fairness” below, Daisan Bank has appointed Mizuho Securities Co., Ltd. (“Mizuho Securities”) as its third-party appraiser and Mori Hamada & Matsumoto as its legal advisor in order to ensure fairness in the consideration for the Share Transfer and other aspects of the Share Transfer and has commenced considering various matters in relation to the Share Transfer. After careful discussions and considerations taking into account the Share Transfer Ratio Valuation Report received on September 14, 2017 from its third-party appraiser, Mizuho Securities, legal advice from its legal advisor, Mori Hamada & Matsumoto, and the results of due diligence investigations on Mie Bank carried out by Daisan Bank, etc., Daisan Bank determined that it is reasonable to proceed with the Share Transfer based on the share transfer ratio stated under paragraph 2(3) “Details of allotment of shares pursuant to the Share Transfer (share transfer ratio)”. As there is no market value for the Series A preference shares issued by Daisan Bank, unlike the ordinary shares of Daisan Bank, the Banks have taken into account the share transfer ratio of the ordinary shares and have decided to issue and allot 0.7 Series One preference shares of the Joint Holding Company per 1 Series A preference share. Moreover, the contents of the Series One preference shares to be newly issued and allotted by the Joint Holding Company are provided such that the economic value of 1 preference share to be newly issued by the Joint Holding Company and the economic value of 0.7 Series A preference shares will be substantially equal in accordance with the summary of terms of subscription for Series A preference shares.

Thus, based on the results of the calculation and analysis provided by the third-party appraisers and the advice of the legal advisors, the Banks have considered various factors as a whole, including their respective financial conditions, asset conditions and future projections, etc. taking into account the outcome of the due diligence investigations they performed on each other, etc. and carefully negotiated and discussed the share transfer ratio. Based on the above, the Banks have ultimately determined that the share transfer ratio stated under paragraph 2(3) “Details of allotment of shares pursuant to the Share Transfer (share transfer ratio)” above is reasonable and the share transfer ratio for the Share Transfer was approved and agreed upon at the meetings of the board of directors of each of the Banks held today.

(2)	Matters regarding calculation

(i)	Name of appraisers and relationship with the Banks

Neither SMBC Nikko Securities, the financial advisor (third-party appraiser) of Mie Bank, nor Mizuho Securities, the financial advisor (third-party appraiser) of Daisan Bank, qualifies as a party related to the Banks or has any material interest in the Share Transfer that should be stated.

(ii)	Overview of calculation

In calculating the share transfer ratio, SMBC Nikko Securities conducted historical share price analysis, since each bank’s shares are listed on the First Section of the Tokyo Stock Exchange and the First Section of the Nagoya Stock Exchange and market prices are available for each bank’s shares, and conducted comparable listed companies analysis, since there are multiple companies that are comparable to each bank. Furthermore, in order to reflect the future cash flows based on the financial forecasts prepared by each bank, SMBC Nikko Securities used Dividend Discount Model (DDM) Analysis which is widely used for the evaluation of financial institutions and calculated the value attributable to the shareholders based on the present value of the future cash flows after taking into account internal reserves and other factors necessary to maintain certain capital structure. The result of each analysis is indicated below. The respective ranges for the share transfer ratio represent the number of common shares of the Joint Holding Company to be allotted for one common share of Daisan Bank, assuming that one common share of the Joint Holding Company is allotted for one common share of Mie Bank.

	Calculation Method	Range of Share Transfer Ratio
1	Average Market Price Analysis	0.68	—	0.70
2	Comparable Listed Company Analysis	0.36	—	0.62
3	DDM Analysis	0.60	—	0.85

The average market price analysis, using September 14, 2017 as the reference date (the “Reference Date”), is based on the average closing price for the one-month period preceding the Reference Date, the average closing price for the three-month period preceding the Reference Date, and the average closing price for the six-month period preceding the Reference Date.

SMBC Nikko Securities used information received from the Banks, as well as publicly available information, as the basis for its calculations of the share transfer ratio. SMBC Nikko Securities assumed all such materials and information to be accurate and complete and did not independently verify the accuracy and completeness thereof. SMBC Nikko Securities also assumed that there is no information which is not disclosed to SMBC Nikko Securities that may have a material impact on the calculation of the share transfer ratio.

Furthermore, SMBC Nikko Securities did not perform any independent evaluation, appraisal, assessment or investigation (including any environmental investigation regarding real estate) with respect to the assets and liabilities (including contingent liabilities) of the Banks and their respective affiliated companies, including analysis and evaluation of individual assets and liabilities, and did not retain an independent third-party institution to perform any such evaluation, appraisal, assessment, investigation or request for verification of such existence. SMBC Nikko Securities’ calculation of the share transfer ratio reflects the information and economic conditions as of the Reference Date, and assumes that the respective Banks’ financial projections were reasonably prepared based on the best projections and judgment then available to the management of the Banks.

The future profit plans for the Banks used by SMBC Nikko Securities as the calculation basis for the DDM analysis do not include any projections of large increases or decreases.

SMBC Nikko Securities’ assumptions and disclaimers for its analysis of the share transfer ratio and its fairness opinion are described in Exhibit 2.

In calculating the share transfer ratio of the Banks, Mizuho Securities used an average market price analysis, as there exists a market price for the Banks’ shares which are listed on the First Section of the Tokyo Stock Exchange and the First Section of the Nagoya Stock Exchange. In addition, because there are several listed companies comparable to the Banks, and thus, since the comparison of the share value was possible by conducting comparable companies analysis, comparable companies analysis was also used. Furthermore, DDM analysis, which is widely used to evaluate financial institutions, was used to reflect the valuation of the future business activities of the Banks. DDM analysis is a methodology for examining stock value by discounting shareholders’ expected cash flows to present value by using capital costs. Such shareholders’ profits attributable to the shareholders are calculated by taking into account the amount of internal reserves and other factors required for maintaining a certain capital structure. The results under each method of calculation are as set forth below. The ranges of the share transfer ratio in the table below represent the number of shares of ordinary share of the Joint Holding Company to be allotted for one share of ordinary share of Daisan Bank, in the case where one share of ordinary share of the Joint Holding Company is allotted for one share of ordinary share of Mie Bank.

	Calculation Method	Range of Share Transfer Ratio
1	Average Market Price Analysis	0.64	—	0.70
2	Comparable Company Analysis	0.49	—	0.75
3	DDM analysis	0.48	—	0.79

The average market analysis, using September 14, 2017 as the reference date (the “Reference Date”), is based on the closing price on the Reference Date, the average closing price for the one week-period preceding the Reference Date, the average closing price for the one-month period preceding the Reference Date, the average closing price for the three-month period preceding the Reference Date, and the average closing price for the six-month period preceding the Reference Date.

Mizuho Securities used information received from the Banks, as well as publicly available information, as the basis for its calculations of the share transfer ratio. Mizuho Securities assumed all such materials and information to be accurate and complete and did not independently verify the accuracy and completeness thereof. Furthermore, Mizuho Securities did not perform any independent evaluation, appraisal or assessment with respect to the assets and liabilities (including contingent liabilities) of the Banks and their respective affiliated companies, including analysis and evaluation of individual assets and liabilities, and did not retain an independent third-party institution to perform any such evaluation, appraisal or assessment. Mizuho Securities’ calculation of the share transfer ratio reflects the information and economic conditions as of September 14, 2017, and assumes that the respective Banks’ financial projections (including the profit plan and other information) were reasonably prepared based on the best projections and judgment then available to the management of the Banks. The future profit plans for the Banks used by Mizuho Securities as the calculation basis for the DDM analysis do not include any projections of large increases or decreases.

(3)	Handling of listing application for the Joint Holding Company, etc.

As stated in paragraph 1(1) “Background and purpose of the Business Integration” above, the Banks plan to apply for the new listing of the ordinary shares of the Joint Holding Company to be incorporated on the Tokyo Stock Exchange and Nagoya Stock Exchange. The Banks also intend to make a new listing application in relation to the unsecured convertible bond-type bonds with share options to be succeeded from Daisan Bank to the Joint Holding Company on the Tokyo Stock Exchange. The listing date is scheduled for April 2, 2018.

As the Banks will become subsidiaries of the Joint Holding Company pursuant to the Share Transfer, it is intended that the ordinary shares of the Banks are scheduled to be delisted from the Tokyo Stock Exchange and Nagoya Stock Exchange on March 28, 2018 and the First Unsecured Convertible Bond-type Bonds with Share Options of Daisan Bank are scheduled to be delisted from the Tokyo Stock Exchange on March 27, 2018, before the listing of the Joint Holding Company. After delisting, the ordinary shares of the Banks and the First Unsecured Convertible Bond-type Bonds with Share Options of Daisan Bank will become unable to be traded through the Tokyo Stock Exchange and Nagoya Stock Exchange.

The listing date of the ordinary shares and the unsecured convertible bond-type bonds with share options of the Joint Holding Company, and the delisting date of the ordinary shares of the Banks and the First Unsecured Convertible Bond-type Bonds with Share Options of Daisan Bank will be determined in accordance with the respective rules of the Tokyo Stock Exchange and Nagoya Stock Exchange.

(4)	Measures to ensure fairness

Mie Bank has taken the following measures to ensure the fairness of the Share Transfer.

(i)	Obtaining valuation reports, etc. on the share transfer ratio from an independent third-party appraiser

To ensure the fairness of the Share Transfer, as described under paragraph 3(1) “Basis and reasons for the details of allotment” above, Mie Bank has appointed SMBC Nikko Securities as its third-party appraiser and has obtained a valuation report on the share transfer ratio to be used as the basis of an agreement on the share transfer ratio for the Share Transfer. Mie Bank has conducted negotiations and discussions with Daisan Bank based on the analysis and opinions of SMBC Nikko Securities, its third-party appraiser, and it was resolved at its board of directors meeting held today that it will carry out the Share Transfer using the agreed share transfer ratio as described in paragraph 2(3) “Details of allotment pursuant to the Share Transfer (share transfer ratio)” above.

Mie Bank has also received a written opinion (known as a “fairness opinion”) dated September 14, 2017 from SMBC Nikko Securities to the effect that the share transfer ratio for the Share Transfer is fair to the holders of ordinary shares of Mie Bank from a financial point of view. Please refer to Exhibit 2 for the material assumptions, etc. regarding the fairness opinions provided by SMBC Nikko Securities.

(ii)	Obtaining fairness opinion from independent financial advisors

In order to obtain advice on the consideration for the Share Transfer and support towards implementation of the Share Transfer and others, Mie Bank appointed Daiwa Securities Co. Ltd. (“Daiwa Securities”) as an independent financial advisor separate from the independent third-party appraiser in paragraph (i) above. Mie Bank has also received a written opinion (fairness opinion) dated September 14, 2017 from Daiwa Securities to the effect that the share transfer ratio for the Share Transfer is fair to the holders of ordinary shares of Mie Bank from a financial point of view.

Please note that Daiwa Securities, a financial advisor of Mie Bank, does not qualify as a related party of Mie Bank, nor does it have any material interest in the Share Transfer that should be stated.

Please refer to Exhibit 3 for the material assumptions, etc. regarding the fairness opinions provided by Daiwa Securities.

(iii)	Advice from an independent law firm

In order to ensure fairness and appropriateness in the decision-making by its board of directors, Mie Bank has obtained legal advice from TMI Associates, a legal advisor independent from the Banks, with respect to the decision-making method and process of Mie Bank and other procedures related to the Share Transfer.

Meanwhile, Daisan Bank has taken the following measures to ensure the fairness of the Share Transfer.

(i)	Obtaining calculation reports, etc. on the share transfer ratio from an independent third-party appraiser

In order to ensure the fairness of the Share Transfer, as described under paragraph 3(1) “Basis and reasons for the details of allotment” above, Daisan Bank engaged Mizuho Securities as its third-party appraiser and Mizuho Securities has carried out the financial analysis and calculations to be used for the negotiations and discussions regarding the share transfer ratio for the Share Transfer. Daisan Bank has conducted negotiations and discussions with Mie Bank based on the analysis and advice of Mizuho Securities, its third-party appraiser, and it was resolved at its board of directors meeting held today that it will carry out the Share Transfer using the share transfer ratio as described in paragraph 2(3) “Details of allotment pursuant to the Share Transfer (share transfer Ratio)” above.

Daisan Bank has also received a written opinion (fairness opinion) dated September 14, 2017 from Mizuho Securities to the effect that the share transfer ratio for the Share Transfer is reasonable to Daisan Bank’s shareholders from a financial point of view. Please refer to Exhibit 4 for the material assumptions and qualifications regarding the analysis and opinions on share transfer ratio provided by Mizuho Securities.

(ii)	Advice from an independent law firm

In order to ensure fairness and appropriateness in the decision-making by its board of directors, Daisan Bank has obtained legal advice from Mori Hamada & Matsumoto, a legal advisor independent from the Banks, with respect to the decision-making method and process of Daisan Bank and other procedures related to the Share Transfer.

(5)	Measures to avoid conflicts of interest

No special measures to avoid conflicts of interest have been taken as no conflicts of interest are expected to arise between Mie Bank and Daisan Bank in connection with the Share Transfer.

4.	Overview of parties to the Share Transfer

(1)	Particulars of the Companies (as at end of June 2017)

Company Name	The Mie Bank, Ltd.		The Daisan Bank, Ltd.
Address	7-8 Nishishinchi, Yokkaichi, Mie		510 Kyomachi Matusaka, Mie

Position and Name of Representative	Mitsunori Watanabe, Director and President		Hiroshi Iwama, Director and President

Business	Banking		Banking

Capital	JPY 15.2 billion		JPY 37.4 billion

Date of Incorporation	November 15, 1895		October 20, 1912

Number of Issued Shares	13,483,034 Ordinary Shares		18,435,800 Ordinary Shares 6,000,000 Series A Preference Shares
End of Financial Year	March 31		March 31

Number of Employees (non-consolidated)	1,284		1,458

Number of Branches (Including Sub-branches)	75		98

Major Shareholders and Shareholding Percentage (as at end of March 2017) (Ordinary Shares)	1 Ginsen Co., Ltd.	7.88%	1 Japan Trustee Services Bank, Ltd. (Trust Account)	11.89%
	2 Sumitomo Mitsui Banking Corporation	5.75%	2 Japan Trustee Services Bank, Ltd. (Trust Account 4)	6.10%

	3 The Mie Bank Employee Stock Ownership Association	3.27%	3 The Daisan Bank Employee Stock Ownership Association	4.26%

	4 Japan Trustee Services Bank, Ltd. (Trust Account)	2.67%	4 Mizuho Bank, Ltd.	3.52%

	5 Sumitomo Mitsui Card Company, Limited	2.45%	5 Sompo Japan Nipponkoa Insurance Inc.	2.76%

Relationship Between the Parties

Capital	Daisan Bank holds 2,000 ordinary shares of Mie Bank

Personal	Not applicable

Transactions	Save for transactions arising from ordinary banking transactions, not applicable

Related parties	Not applicable

(2)	Summary of results and financial condition over the last 3 years

(Unit: JPY 1 million)

	Mie Bank			Daisan Bank
Financial Year	Financial Year ended March 2015	Financial Year ended March 2016	Financial Year ended March 2017	Financial Year ended March 2015	Financial Year ended March 2016	Financial Year ended March 2017
Consolidated Net Assets	118,136	119,290	121,795	114,466	112,492	112,447
Consolidated Total Assets	1,916,135	1,943,624	1,981,186	1,962,848	2,023,835	2,022,017
Consolidated Net Assets per Share (JPY)	868.25	8,788.70	8,978.11	441.98	4,290.08	4,271.20
Consolidated Ordinary Income	33,302	32,874	32,721	39,873	39,582	37,563
Consolidated Ordinary Profit	5,105	5,705	4,931	7,380	6,554	5,889
Net Income for the Financial Year Attributable to the Parent Company Shareholders	3,891	3,677	3,548	4,149	3,744	3,293
Consolidated Net Profit per Share (JPY)	28.88	273.07	263.55	20.70	185.14	161.87

Dividend per Share (JPY)	Ordinary Shares 6.50	Ordinary Shares 7.50	Ordinary Shares 35.75	Ordinary Shares 5.00 Series A Preference Shares 6.60	Ordinary Shares 5.00 Series A Preference Shares 6.42	Ordinary Shares 50.00 Series A Preference Shares 59.20

(Note 1)	Mie Bank consolidated its ordinary shares on October 1, 2016, at the ratio of 1 share per 10 shares, and Daisan Bank consolidated each of its ordinary shares and the Series A preference shares at the ratio of 1 share per 10 shares. However, the consolidated net asset per share and consolidated net profit per share are calculated on the basis that such share consolidations were carried out at the beginning of the financial year ended March 2016.

(Note 2)	Mie Bank’s dividend of JPY 35.75 per ordinary share for the financial year ended March 2017 is the total of the interim dividend of JPY 3.25 and the year-end dividend of JPY 32.5. The interim dividend of JPY 3.25 is the dividend before the share consolidation and the year-end dividend of JPY 32.5 is the dividend post-share consolidation. Daisan Bank’s dividend of JPY 50.00 per ordinary share and JPY 59.20 per Series A preference share for the financial year ended March 2017 is the post-share consolidation dividend.

5.	Particulars of the company (Joint Holding Company) to be incorporated pursuant to the Share Transfer

(1)	Company Name	San ju San Financial Group, Inc.

(2)	Address of Head Office	510 Kyomachi Matusaka, Mie

(3)	Address of Headquarters	7-8 Nishishinchi, Yokkaichi, Mie

(4)	Representatives and Officers Intended to be Appointed	Representative Director and Chairman Hiroshi Iwama	(Current Director, President and Executive Officer of Daisan Bank)
		Representative Director and President Mitsunori Watanabe	(Current Director and President of Mie Bank)
		Director Kenzo Tanikawa	(Current Director and Chairman of Daisan Bank)
		Director Junji Tanehashi	(Current Director and Chairman of Mie Bank )
		Director Atsushi Iguchi	(Current Managing Director and Executive Officer of Daisan Bank )
		Director Takashi Yamamoto	(Current Director and Senior Managing Officer of Mie Bank)
		Director Takahiro Fujita	(Current Managing Director and Executive Officer of Daisan Bank)
		Director Hiroki Horiuchi	(Current Managing Officer and General Manager of General Planning & Co-ordination Department of Mie Bank)
		Director(Audit Committee Member) Yasutaka Sakamoto	(Current Director, General Manager Audit Department of Daisan Bank)
		Director(Audit Committee Member) Nobuyoshi Fujiwara	(Current Outside Director of Mie Bank)
		Director(Audit Committee Member) Akihiko Noro	(Current Outside Director, Audit Committee Member of Daisan Bank)
		Director(Audit Committee Member) Tsuneaki Furukawa	(Current Outside Auditor of Mie Bank)

(Note 1) Director (Audit Committee Member) Nobuyoshi Fujiwara, Akihiko Noro and Tsuneaki Furukawa are outside directors as defined under Article 2(xv) of the Companies Act.

(5)	Business	Management of banks and companies that are permitted to be owned by the company as subsidiaries under the Banking Act, and all other work incidental thereto

(6)	Capital	JPY 10 billion

(7)	Financial Year End	March 31

(8)	Net Assets (Consolidated)	To be determined

(9)	Total Assets (Consolidated)	To be determined

(10)	Listing Stock Exchange	Tokyo Stock Exchange, Nagoya Stock Exchange

(11)	Accounting Auditor	KPMG AZSA LLC

(12)	Administrator of Shareholder Registry	JAPAN SECURITIES AGENTS, LTD.

6.	Overview of accounting in connection with the Share Transfer

The purchase method of accounting is expected to be used for the accounting in connection with the Share Transfer, since the Share Transfer is regarded as an acquisition under the Accounting Standards for Business Combinations. The amount of goodwill (or negative goodwill) arising as a result of the Share Transfer has not been determined at the present stage.

7.	Forecast

The forecast for the new financial group’s performance, etc., is in the process of being drawn up and will be announced once it is confirmed.

8.	Others

The Share Transfer is based on the assumptions that the approval for the Share Transfer plan and for the other matters necessary for the Share Transfer has been obtained at the shareholders’ meeting of the Banks, that the approval for the Share Transfer plan and for the other matters necessary for the Share Transfer has been obtained at the class meeting of holders of ordinary shares and the class meeting of holders of Series A preference shares of Daisan Bank, that the approval, etc., necessary for the Share Transfer has been obtained from the relevant authorities, and that the Share Transfer has not been suspended in accordance with the provisions of the Share Transfer plan.

(Reference) Mie Bank’s forecast for consolidated operating results for the current year (published on July 28, 2017) and consolidated performance for the previous year

(Unit: JPY 1 million)

Mie Bank	Ordinary Income	Net Income for the Financial Year Attributable to the Parent Company Shareholders	Net Profit per Share (JPY)
Forecast for Operating Results for Current Year (Financial year ended March 2018)	4,400	3,000	222.83

Performance for Previous Year (Financial year ended March 2017)	4,931	3,548	263.55

(Reference) Daisan Bank’s forecast for consolidated operating results for the current year (published on August 8, 2017) and consolidated performance for the previous year

(Unit: JPY 1 million)

Daisan Bank	Ordinary Income	Net Income for the Financial Year Attributable to the Parent Company Shareholders	Net Profit per Share (JPY)
Forecast for Operating Results for Current Year (Financial year ended March 2018)	5,900	3,620	180.80

Performance for Previous Year (Financial year ended March 2017)	5,889	3,293	161.87

<Contacts for enquiries regarding this notice>

The Mie Bank, Ltd. General Planning & Co-ordination Department	Information Bureau	Tel: +81-59-354-7172

The Daisan Bank, Ltd.
Corporate Planning Department	Public Relations Division	Tel: +81-598-25-0363

This business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the business combination, such as in open market or privately negotiated purchases.

Exhibit 1: Summary of terms of subscription for the First Unsecured Convertible Bond-type Bonds with Share Option (Excerpt)

13.	Matters regarding the Share Option

. . . . Omitted . . . .

(14)	Succession of the Bonds with Share Option by the Succeeded Company, etc., upon the Bank’s reorganization

(i)	Except where the Bank carries out early redemption of the Bonds pursuant to Section 11(2), if the Bank carries out the reorganization (provided that the ordinary shares of the Succeeded Company, etc., will be allotted to the shareholders of the Bank), the Bank will allot to the holders of Share Options outstanding immediately before the effective date of the reorganization the share options of the Succeeded Company, etc. (“Succeeded Share Option”) on the terms set out in Section 13(14)(ii) below. In such case, on the effective date of the reorganization, the Share Option will be extinguished, the obligations under the Bonds will be succeeded by the Succeeded Company, etc. (the Bonds succeeded by the Succeeded Company, etc., shall be referred to as “Succeeded Bond”), the Succeeded Share Option will become a share option attached to the Succeeded Bond and the holders of Share Option will become the holders of Succeeded Share Option. The provisions relating to the Share Option in this summary shall apply correspondingly to the Succeeded Share Option.

(ii)	The details of the Succeeded Share Option shall be as set out below.

(a)	Number of Succeeded Share Option

The number of Succeeded Share Option shall be the same as the number of Share Option outstanding immediately before the effective date of the reorganization.

(b)	Class of shares subject to Succeded Share Option

Ordinary shares of the Succeeded Company, etc.

(c)	Method of calculating the number of shares subject to Succeeded Share Option

Number of shares subject to Succeeded Share Option shall be the number obtained by dividing the total amount of the Succeeded Bond with the Succeeded Share Option subject to the exercise of option by the conversion price set out in paragraph (d) below. Any fraction less than 1 share resulting from the calculation shall be disregarded and no cash adjustments will be made.

(d)	Conversion price of Succeeded Bond with Succeeded Share Option

The conversion price of the Succeeded Bond with Succeeded Share Option will be set at a price such that the economic value obtained by the holder of the Succeeded Share Option pursuant to an exercise of the Succeeded Share Option immediately after the effective date of the reorganization will be equivalent to the economic value obtained by the holder of Share Option pursuant to an exercise of the Share Option immediately before the effective date of the reorganization. The conversion price of the Succeeded Bond with Succeeded Share Option on or after the effective date of the reorganization shall be adjusted in accordance with sections 13(7) to (10).

(e)	Details and value of assets to be paid in upon the exercise of Succeeded Share Option

Upon the exercise of each Succeeded Share Option, the Succeeded Bond with Succeeded Share Option shall be paid as consideration and the value of such Succeeded Bond shall be equivalent to the price payable for the Bond.

(f)	Exercise period for Succeeded Share Option

From the effective date of the reorganization (where the Bank prescribes the period during which the exercise period will be suspended under Section 13(4)(iv), the effective date of the reorganization or the business day when the banks are open for business immediately following the last day of such period of suspension, whichever occurs later) to the last date of the exercise period of the Share Option as set out in Section13(4).

(g)	Amount of share capital and capital reserve to be increases upon the issuance of shares pursuant to exercise of Succeeded Share Option

The amount of share capital to be increased upon the issuance of shares pursuant to an exercise of the Succeeded Share Option shall be the amount obtained by multiplying the upper limit of capital increase as calculated pursuant to the provisions of Article 17 of the Rules of Corporate Accounting by 0.5. Any fraction less than 1 yen resulting from the calculation shall be rounded up. The amount of increase in capital reserve shall be the amount obtained by deducting the amount of increase in share capital from the upper limit of capital increase.

(h)	Other terms of exercise of Succeeded Share Option

If the Bank acquires the Succeeded Bonds and cancels such Succeeded Bonds, the holders of the Succeeded Share Options may not exercise such Succeeded Share Option with regard to the Succeeded Bond. The Succeeded Share Option shall not be exercised in part.

(i)	Grounds for acquisition of Succeeded Share Option

There are no grounds for acquisition of Succeeded Share Option.

. . . . The rest is omitted . . . .

Exhibit 2: Assumptions and disclaimers, etc., regarding the valuation of share transfer ratio and fairness opinion provided by SMBC Nikko Securities

In preparing its valuation report regarding the share transfer ratio (the “Share Transfer Ratio”) for the joint share transfer (the “Share Transfer”) to be carried out pursuant to the Business Integration Agreement to be executed between Mie Bank and Daisan Bank (the “Share Transfer Ratio Valuation Report”) and its opinion the Share Transfer Ratio is reasonable to the holders of shares of ordinary share of Mie Bank from a financial viewpoint (“SMBC Nikko Fairness Opinion”), SMBC Nikko Securities has, with Mie Bank’s consent, relied upon and assumed the accuracy and completeness of information that was publicly available, information provided by Mie Bank or Daisan Bank, information discussed with Mie Bank or Daisan Bank and all other information that SMBC Nikko Securities took into account in the consideration or that was otherwise reviewed for SMBC Nikko Securities. SMBC Nikko Securities has not independently verified nor has it assumed responsibility or liability for independently verifying any such information or its accuracy or completeness. SMBC Nikko Securities has assumed that the management of each of Mie Bank or Daisan Bank is not aware of any fact or circumstance that would make such information provided to or discussed with SMBC Nikko Securities inaccurate or misleading. Further, SMBC Nikko Securities also assumed that there is no information which is not disclosed to SMBC Nikko Securities that may have a material impact on the calculation of the Share Transfer Ratio and that the representations and warranties made by Mie Bank and Daisan Bank in the business integration agreement concerning the Share Transfer (“Agreement” in this Exhibit) are and will be true and accurate in all respects material to SMBC Nikko Securities’ analysis. In particular, SMBC Nikko Securities has assumed that all material information concerning Mie Bank and Daisan Bank have been properly disclosed and the market price of the shares of Mie Bank and Daisan Bank properly reflects such material information concerning Mie Bank and Daisan Bank, and that there is no information which is unannounced or undisclosed that may have an adverse effect on the market price of the shares of Mie Bank and Daisan Bank.

The foregoing summary is not an exhaustive description of all analyses performed and factors considered by SMBC Nikko Securities in connection with the preparation of the Share Transfer Ratio Valuation Report and the SMBC Nikko Fairness Opinion. The preparation of the Share Transfer Ratio Valuation Report and SMBC Fairness Opinion is a complex process involving subjective judgments and is not necessarily possible to conduct partial analysis or provide a brief description. SMBC Nikko Securities is of the view that its analyses, a part of which is summarized above, must be considered as a whole and that selecting parts of its analyses or focusing on information presented in tabular format could create an incomplete view of the processes underlying SMBC Nikko Securities’ analyses and opinion. SMBC Nikko Securities did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of preparation of the Share Transfer Ratio Valuation Report and SMBC Nikko Fairness Opinion, but has instead arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

In preparing the Share Transfer Ratio Valuation Report and the SMBC Nikko Fairness Opinion, SMBC Nikko Securities has not conducted any independent assessment, appraisal, valuation or research (including environmental research for properties; and the same shall apply hereunder) (also including individual analysis and evaluation of each asset and each liability) concerning the assets or liabilities of Mie Bank, Daisan Bank, and their affiliates (including derivative products, off-balance sheet assets and liabilities and other contingent liabilities) and has not verified their existence. Further, SMBC Nikko Securities has not engaged a third party to carry out any appraisal, valuation, research, or verification regarding the existence of such items. Nor has SMBC Nikko Securities conducted any credit evaluation for Mie Bank, Daisan Bank or their affiliates with respect to bankruptcy, insolvency or other similar matters under the applicable laws and regulations. With respect to the financial projections and other forecast information of Mie Bank and Daisan Bank that SMBC Nikko Securities was provided with, SMBC Nikko Securities has assumed that they were reasonably prepared or provided by the management of Mie Bank and Daisan Bank based on their best estimation and judgment at that time, that such information reflects the forecast and judgment that was available to Mie Bank and Daisan Bank, and that the financial condition of Mie Bank and Daisan Bank would undergo a transition in accordance with such projections and forecast. In preparing the Share Transfer Ratio Valuation Report and the SMBC Nikko Fairness Opinion, SMBC Nikko Securities has, with Mie Bank’s consent, relied on such information without having conducted any independent research to verify them. SMBC Nikko does not guarantee that the said financial projections are feasible, or that the actual results should be close to the projections. In preparing the Share Transfer Ratio Valuation Report and the SMBC Nikko Fairness Opinion, SMBC Nikko Securities has not considered the possibility of delisting of the shares of the Joint Holding Company which will be incorporated at completion of the Share Transfer and has not taken into account the presence or absence of, or level of effect that may have on Mie Bank or Daisan Bank.

SMBC Nikko Securities is not a legal, accounting or tax expert and has not conducted any independent consideration and analysis concerning the legality and validity of the Share Transfer or the adequacy in the tax or accounting treatment in preparing the Share Transfer Ratio Valuation Report and the SMBC Nikko Fairness Opinion. SMBC Nikko Securities has assumed that the Share Transfer will be consummated properly and effectively in accordance with all appropriate legal, accounting and tax procedures. SMBC Nikko Securities did not take into account the impact that execution of the Share Transfer may have on Mie Bank and other transaction counterparties in terms of tax. With regard to these points, SMBC Nikko Securities relies on the judgment of the advisors of Mie Bank. As SMBC Nikko Securities is not a loan portfolio expert, it has assumed that the accounting for allowance for bad debts is done reasonably. SMBC Nikko Securities has also assumed that all material governmental, regulatory or other consents and permits (contractual or otherwise) necessary to consummate the Share Transfer will be received without any adverse effect on Mie Bank or Daisan Bank or on the profits expected from the Share Transfer. SMBC Nikko Securities has assumed that the Share Transfer will be consummated in accordance with the terms and conditions set forth in the Agreement, all applicable laws and regulations, other relevant documents, and requirements, without any waiver of or amendment or change to any material conditions and agreements set forth in the Agreement or the details of rights and obligations related to the target business (more specifically rights and obligations regarding the related assets, liabilities, contracts, employees, etc.) as presented by Mie Bank and Daisan Bank and without any delay or waiver of or modification or amendment to such contractual term, etc., the effect of which would be material to SMBC Nikko Securities’ analysis or its SMBC Nikko

Fairness Opinion. SMBC Nikko Securities was not obligated to, and has not conducted any independent research concerning the above assumptions. SMBC Nikko Securities has also assumed that the final executed version of the Agreement will not differ in any material respect from the draft version of the Agreement reviewed by SMBC Nikko Securities.

SMBC Nikko Securities has, with Mie Bank’s consent, assumed that the Share Transfer will qualify as a tax-free reorganization for Japanese income tax and Japanese corporate tax purposes for both Mie Bank and Daisan Bank, and their respective shareholders.

The Share Transfer Ratio Valuation Report and the SMBC Nikko Fairness Opinion are based on the financial and capital markets and economic and other conditions as of the date thereof, and information made available to or obtained by SMBC Nikko Securities by the date thereof. Although the Share Transfer Ratio Valuation Report and the SMBC Nikko Fairness Opinion might be affected by changes in circumstances after such date, SMBC Nikko Securities does not assume any obligation to revise, change, supplement or reconfirm its opinion by any circumstances, changes or reasons that will occur after such date. Further, the Share Transfer Ratio Valuation Report and the SMBC Nikko Fairness Opinion do not include any inference or suggestion of SMBC Nikko Securities’ future opinion after the date thereof.

SMBC Nikko has acted as financial advisor to Mie Bank in connection with the Share Transfer and will receive a fee from Mie Bank as consideration for its services, a portion of which is contingent upon the consummation of the Share Transfer. Mie Bank has also agreed to indemnify SMBC Nikko Securities for certain expenses incurred by SMBC Nikko Securities and its related companies which were approved by Mie Bank and any damages and liabilities that may arise out of its engagement as financial advisor. In the two year period prior to the date of SMBC Nikko Fairness Opinion, SMBC Nikko Securities and its affiliates have provided certain investment banking and other financial services unrelated to the Share Transfer to Mie Bank and Daisan Bank and their respective affiliates, for which SMBC Nikko Securities and its affiliates received compensation. SMBC Nikko Securities and its affiliates may provide such services to Mie Bank, Daisan Bank or their respective affiliates in the future and receive compensation. Further, SMBC Nikko Securities and its affiliates may hold or trade, for their own accounts or the accounts of their clients, securities and other financial products including financial derivatives of Mie Bank, Daisan Bank or their respective affiliates and, accordingly, may at any time hold a long or short position in such securities.

SMBC Nikko Fairness Opinion is limited to the opinion that the Share Transfer Ratio is reasonable to the holders of ordinary shares of Mie Bank from a financial point of view. SMBC Nikko Fairness Opinion does not opine on any other terms of the Share Transfer or any other agreements or arrangements contemplated under the Agreement or entered into in connection with the Share Transfer. SMBC Nikko Securities expresses no opinion as to the reasonableness of the Share Transfer to the holders of any other class of securities, creditors or other related parties of Mie Bank. SMBC Nikko Securities also expresses no opinion as to the price at which the shares of Mie Bank or Daisan Bank trades before the Share Transfer or that of Mie Bank, Daisan Bank or the Joint Holding Company will trade after the consummation of the Share

Transfer. SMBC Nikko Securities expresses no view as to the assumptions or hypotheses on which the Share Transfer Ratio is based (including the financial projections of Mie Bank and Daisan Bank) and does not opine on Mie Bank’s underlying business decision to enter into the Share Transfer (including the pros and cons of its decision as compared to alternative business strategy and other types of transaction schemes), conditions and other aspects of the Share Transfer including the validity of the structure of the Share Transfer, nor the relative merits of the Share Transfer in comparison to other strategies that might be available to Mie Bank. SMBC Nikko Securities was not requested to and does not solicit indications of interest or proposals from third parties in relation to the Share Transfer. In addition, SMBC Nikko Securities expresses no opinion or recommendation as to how the shareholders of Mie Bank should vote or take any action in connection with the Share Transfer. SMBC Nikko Securities does not solicit from or recommend to the shareholders of Mie Bank or to other interested parties any transfer, transferee of shares of Mie Bank or other related matters. Further, SMBC Nikko Securities expresses no opinion with respect to the amount, nature or any other aspect of any compensation payable to any officers, directors, or employees, or other related persons in any position of any party to the Share Transfer, or the persons to whom such compensation is payable, or the reasonableness of any such compensation, relative to the consideration to be paid to the shareholders of Mie Bank or the shareholders of Daisan Bank in connection with the Share Transfer.

Exhibit 3: Assumptions, etc., regarding the fairness opinion provided by Daiwa Securities

In preparing its opinion that the Share Transfer Ratio agreed by Mie Bank and Daisan Bank is fair from a financial point of view to the holders of the ordinary share of Mie Bank (the “Daiwa Fairness Opinion”), Daiwa Securities has analyzed and reviewed the Share Transfer Ratio. For such analysis and review, Daiwa Securities has, in principle, used as-is material and information provided by Mie Bank and Daisan Bank as well as publicly available information. Daiwa Securities has assumed and relied on the accuracy and completeness of all information that Daiwa Securities has reviewed or analyzed, and has not independently verified or assumed any obligation to independently verify the accuracy or completeness of such information. Daiwa Securities has not undertaken an independent evaluation, appraisal or assessment of any of the assets or liabilities (including, but not limited to, financial derivative products, off-balance-sheet assets and liabilities and other contingent liabilities), on an aggregate or individual basis, of Mie Bank, Daisan Bank or any of their respective affiliates (where “affiliates” here and hereafter refers to “affiliates” as defined in Article 8, Paragraph 8 of the Ordinance on Terminology, Forms, and Preparation Methods of Financial Statements), nor has Daiwa Securities made any request to a third party for any such valuation, appraisal or assessment. Moreover, in preparing the Daiwa Fairness Opinion, Daiwa Securities has assumed that there are no undisclosed facts (including contingent liabilities and litigation) in the present or future relating to Mie Bank, Daisan Bank or any of their respective affiliates that may affect the Daiwa Fairness Opinion. Daiwa Securities has not evaluated the solvency or creditworthiness of Mie Bank, Daisan Bank or any of their respective affiliates under any applicable laws relating to bankruptcy, insolvency or similar matters. Daiwa Securities has not conducted any physical inspection of the properties or facilities of Mie Bank, Daisan Bank or any of their respective affiliates, nor has Daiwa Securities assumed any obligation to do so.

Daiwa Securities understand that Mie Bank’s legal, accounting and tax advisors performed due diligence, respectively, on Daisan Bank based on the scope of due diligence agreed upon between the respective advisors and Daisan Bank. Daiwa Securities has not independently verified such scope or assumed any obligation with respect to such due diligence.

In preparing the Daiwa Fairness Opinion, Daiwa Securities has assumed that the business plans of Mie Bank and Daisan Bank, financial forecasts and other information regarding the future furnished to Daiwa Securities by Mie Bank and Daisan Bank have been prepared according to reasonable and appropriate procedures, and reflect the best currently available estimates and judgment of the management of Mie Bank and Daisan Bank respectively. Daiwa Securities has assumed that all assumptions for the preparation of the business plans, including the repayment plan of the Series A preference shares at Daisan Bank, financial forecasts and other information regarding future are accurate and feasible, and, Daiwa Securities has conducted no independent verifications of the accuracy, validity or feasibility of them, nor have Daiwa Securities assumed any obligation or responsibility to do so. Daiwa Securities has conducted no independent verifications of the accuracy or feasibility thereof, nor has Daiwa Securities assumed any obligation to do so.

Daiwa Securities has assumed that the plan concerning the Share Transfer (the “Plan”) will be legally and validly prepared and approved at the general meetings of shareholders of Mie Bank and Daisan Bank with terms and conditions substantially the same as those set forth in the draft plan concerning the Share Transfer (the “Draft Plan”) that Daiwa Securities has reviewed, that the management integration agreement (the “Agreement” in this Exhibit) will be properly and validly executed by Mie Bank and Daisan Bank with terms and conditions substantially the same as those set forth in the draft agreement concerning the Share Transfer (the “Draft Agreement”) that Daiwa Securities has reviewed, and that the Share Transfer will be legally and validly performed and completed pursuant to the terms and conditions of the Plan and the Agreement, without any waiver, revision or amendment of any material terms or conditions thereof. Further, Daiwa Securities has assumed that the Share Transfer will be legally and validly performed, that the tax effect arising from the Share Transfer will not be different from the anticipated tax effect provided by Mie Bank and Daisan Bank, and that the governmental, regulatory or other consents or approvals necessary for the execution of the Share Transfer will be obtained without any prejudice to the benefits expected to be brought by the Share Transfer. Therefore, Daiwa Securities has no obligation to conduct the independent verifications thereof. Daiwa Securities has not evaluated the decision of Mie Bank with respect to its execution of the Share Transfer or the relative merits of the Share Transfer as compared to any strategic alternatives that may be available to Mie Bank, nor has Daiwa Securities been requested by Mie Bank to do so. Daiwa Securities is not legal, accounting, or tax experts and have neither independently reviewed or analyzed nor assumed any obligation to independently review or analyze the legality or validity of any matter regarding the Share Transfer or the appropriateness of the accounting and tax treatment of any matter regarding the Share Transfer.

Daiwa Securities is to receive a fee from Mie Bank, in addition to the fees it has already received, as consideration for its advisory services regarding the Share Transfer, payment of part of which is contingent upon the submission of the Daiwa Fairness Opinion. Mie Bank has agreed to indemnify Daiwa Securities against certain liabilities that may be incurred in connection with its advisory services regarding the Share Transfer. Daiwa Securities has not been involved in drafting the Draft Plan and the Draft Agreement nor any decision-making processes regarding the Draft Plan and the Draft Agreement.

Daiwa Securities group which is mainly composed of the head office of Daiwa Securities Group Inc., a parent company of Daiwa Securities, has provided to Mie Bank, Daisan Bank and their respective affiliates, investment and financing services, including securities-related services, for which it has received compensation, and may do so in the future. Mie Bank fully understands that Daiwa Securities or its affiliates have provided, or may provide in the future, services for transactions other than the Share Transfer to Daisan Bank and its affiliates, for which Daiwa Securities has received, or may receive compensation, and has given prior consent to the provision of such services without any objection. In addition, Daiwa Securities and its affiliates may actively trade or hold financial products, including securities and derivatives products, of Mie Bank, Daisan Bank or any of their respective affiliates, for its own and its affiliates’ accounts or for the accounts of clients.

The Daiwa Fairness Opinion was prepared solely in order that Daiwa Securities may provide the Board of Directors of Mie Bank with reference information to review the Share Transfer Ratio at the request of Mie Bank (the “Daiwa Opinion Purpose”). Daiwa Securities, therefore, does not assume any responsibility arising out of or in connection with the use of the Daiwa Fairness Opinion other than for the Daiwa Opinion Purpose. Mie Bank may not cause the Daiwa Fairness Opinion to be disclosed, referred or communicated to any third party, nor to be used for any third party (collectively, “Disclosure”) without Daiwa Securities’ prior written consent. Mie Bank will be also solely responsible for Disclosure with Daiwa Securities’ prior consent, and Daiwa Securities will not be responsible for such Disclosure. Daiwa Securities assumes no liability to any third party other than Mie Bank in connection with the Daiwa Fairness Opinion or the Share Transfer, as well as arising out of or in connection with the use of the Daiwa Fairness Opinion for purpose other than preparing the Daiwa Fairness Opinion. Moreover, the Daiwa Fairness Opinion does not constitute a recommendation or solicitation to any holders of shares of ordinary share of Mie Bank as to how such holder of shares should vote on the Share Transfer (including exercise of the appraisal right of opposing holders of shares), the assignment and receipt of shares of Mie Bank or any other related matters.

The Daiwa Fairness Opinion addresses only the fairness of the Share Transfer Ratio from a financial point of view to the holders of the shares of the ordinary share of Mie Bank, and Mie Bank has not asked Daiwa Securities to address, and the Daiwa Fairness Opinion does not address, the fairness to, or any other consideration of, any third party other than the holders of shares of ordinary share of Mie Bank. Daiwa Securities does not provide any opinion on any premise or assumption upon which the determination of the Share Transfer Ratio was based or the underlying business decision of Mie Bank to proceed with the Share Transfer. Daiwa Securities is also not expressing any opinion as to the prices at which the shares of ordinary share and preference shares of Mie Bank, Daisan Bank or the joint holding company will be traded at any time after the date of this opinion. In addition, Daiwa Securities expresses no opinion with respect to the fairness of the amount or nature of any compensation to be received in relation to the Share Transfer Ratio by any officers, directors, employees or any similar such persons involved in the share transfer.

The Daiwa Fairness Opinion is also based upon financial, economic, market and other conditions as they exist as of the date of the Daiwa Fairness Opinion, and relies on information made available to Daiwa Securities by the date of the Daiwa Fairness Opinion. However, some materials and information used for the calculation were made at a different point in time because Daiwa Securities has a restriction of materials and information available. Additionally, although the Daiwa Fairness Opinion may be affected by future changes in conditions, Daiwa Securities does not assume any obligation to revise, change, renew, supplement or reaffirm the Daiwa Fairness Opinion.

Exhibit 4: Assumptions, etc., regarding the fairness opinion provided by Mizuho Securities

On September 14, 2017, Mizuho Securities delivered its written opinion that the Share Transfer Ratio is fair to the shareholders of the ordinary shares of Daisan Bank from a financial point of view (the “Mizuho Fairness Opinion”), based on the following assumptions.

In the course of presenting the Mizuho Fairness Opinion, Mizuho Securities has relied upon and assumed the accuracy and completeness of all the publicly available information as well as all the financial and other information which has been provided by the Banks to Mizuho Securities or which Mizuho Securities has discussed with the Banks, all of which were examined by Mizuho Securities as a substantial basis for its analysis in preparing the Mizuho Fairness Opinion. Mizuho Securities did not independently verify the accuracy or completeness of such information, and has no responsibility and is not obliged to independently verify such accuracy and completeness. The conclusion presented in the Mizuho Fairness Opinion may change if, with regard to the information which has been provided to Mizuho Securities or which Mizuho Securities has discussed with the Banks, (i) there are any matters which render such information materially erroneous, or (ii) there are any facts or circumstances which were not disclosed at the time of delivery of the Mizuho Fairness Opinion, or any facts or circumstances occurring after the time of delivery of the Mizuho Fairness Opinion (including any facts which potentially existed at the time of delivery of the Mizuho Fairness Opinion and which were subsequently disclosed thereafter). Mizuho Securities assumed that the management of the Banks is unaware of any fact whereby it may be deemed that any information which the Banks has provided to Mizuho Securities or which the Banks have discussed with Mizuho Securities is incomplete or misleading. Furthermore, Mizuho Securities did not make by itself any independent evaluation or appraisal with respect to the assets or liabilities (including derivative transactions, off-balance-sheet assets and liabilities and other contingent liabilities) or allowances of the Banks or their respective affiliated companies, nor analyze appropriateness of amount of evaluation under account and tax or adequateness of accounting process and tax process. Mizuho Securities was not by itself provided by a third party with any evaluation, appraisal or analysis, nor did it request any third party to do so. Mizuho Securities is not obliged to inspect the properties or facilities of the Banks or their affiliated companies, and did not make any evaluation on the shareholder’s equity, solvency, or fair market value of the Banks or their affiliated companies in accordance with the laws relating to bankruptcy, insolvency or similar matters.

In preparing the Mizuho Fairness Opinion, Mizuho Securities has, with Daisan Bank’s consent, made assumptions that Mizuho Securities views as reasonable and appropriate with respect to: information which Mizuho Securities requested but was not provided or disclosed by the Banks; information which Mizuho Securities requested and was provided or disclosed by the Banks, but the effect that such information may have on the enterprise value of the Banks are uncertain at this point in time; or information which Mizuho Securities could not use as the basis for the assessment even if other methods were used. The effect of any material difference between Mizuho Securities’ assumptions and the facts on the Banks’ financial conditions in the future has not been verified by Mizuho Securities.

Mizuho Securities has also assumed that the financial projections and other future-related information provided to Mizuho Securities (including any projections on future revenues and expenses, prospects of cost reductions, and business plans of the Banks) were reasonably prepared by the management of the Banks on the bases reflecting its best estimates currently available and its good faith judgments with respect to the operating results and financial conditions in the future of the Banks and their affiliated companies; and Mizuho Securities has not independently verified such financial projections and feasibility of the business plans; has relied upon such financial projections and business plans; and has not presented any opinions on the analysis or projections mentioned in the Mizuho Fairness Opinion, or the assumptions upon which such analysis or projections were made. With regard to the synergistic effects to be brought about by the business integration between the Banks through the Share Transfer, Mizuho Securities has not been made aware of any matters through which it can evaluate, in a quantitative manner, any possible material effect on the conclusion in its opinions at the time of delivery of the Mizuho Fairness Opinion; and, therefore, has not included in the Mizuho Fairness Opinion any analysis on such synergistic effects. In addition, Mizuho Securities has not presented any opinion on the future prospects, plans, or possible survival of the Banks, whether based on each individual company or on the entity existing after the integration. Mizuho Securities is not a legal, regulatory or tax expert, and it has relied upon the assessments made by the Banks’ outside expert in light with such legal, regulatory or tax aspects. Mizuho Securities has also assumed that the Share Transfer is a transaction without making the Banks subject to any taxation in accordance with the corporate tax law of Japan, and has further assumed that no other tax-related matters regarding the Share Transfer will affect the Share Transfer Ratio.

Mizuho Securities has assumed without independently verifying that the Share Transfer will be consummated in a timely manner, has further assumed that all important consents or approvals (whether or not in accordance with the laws and regulations, or any contracts) from the government, the regulatory authorities or any other related authorities that are required for consummation of the Share Transfer would be obtained without causing any adverse effect on expected benefits on the Banks or the Share Transfer, and has further assumed that the contents of such approvals and consents will not affect the Share Transfer Ratio. Further, Mizuho Securities has assumed that any orders, directions, measures or other sanctions imposed by any regulatory authorities or others on each of the Banks, if any, do not or will not have any effect on the performance of each of the Banks going forward save for the matters that have been disclosed by each of the Banks. Mizuho Securities has assumed that each of the Banks and their affiliated companies have not entered into or made any decisions to enter into any agreement, arrangement or other documents that may have a material effect on the Share Transfer Ratio nor will they enter into or make any decision to enter into any of the foregoing. Mizuho Securities has assumed that the performance of the Share Transfer will not result in a violation of any material agreement by which each of the Banks or its affiliated company is bound as a party or give rise to a right to terminate, constitute a default or give rise to a right to exercise remedies under any such agreement. Mizuho Securities has assumed that, save for those matters that have been disclosed by the Banks that are stated in the Mizuho Fairness Opinion as information forming the basis of the analysis, there are no contingent liabilities in relation to any litigation, dispute or otherwise relating to each of the Banks or their affiliated companies or any off-balance sheet liabilities in relation to matters such as environment, tax or intellectual property rights.

The Mizuho Fairness Opinion has necessarily been prepared based on the financial, economic, market, and other conditions in existence and evaluable as of the date of the Mizuho Fairness Opinion, and Mizuho Securities has relied on the information that has been made available to Mizuho Securities as of the date of the Mizuho Fairness Opinion. Furthermore, Mizuho Securities has not analyzed any information as to which it cannot verify the eventual effect on the corporate value of the Banks as of the date of the Mizuho Fairness Opinion, which was included in such information as were made available to Mizuho Securities as of the date of the Mizuho Fairness Opinion. Accordingly, there may be an effect on the opinion issued by Mizuho Securities if, after the date of the Mizuho Fairness Opinion, there occurs any change in or influence on the facts which were basis of the analysis made in the Mizuho Fairness Opinion or if it is revealed that there will be any influence on corporate value due to any potential facts as mentioned above, etc.; provided, however, that Mizuho Securities shall not be required to amend, renew, supplement, or re-confirm the Mizuho Fairness Opinion.

Mizuho Securities will be receiving a fee (including a success fee which is contingent upon the completion of the Share Transfer) as a consideration for its services as financial advisor to Daisan Bank in relation to the Share Transfer. Daisan Bank has agreed to indemnify Mizuho Securities for certain liabilities that Mizuho Securities may be subject to arising from Mizuho Securities’ involvement including the submission of the Mizuho Fairness Opinion. Further, Mizuho Securities and its group companies may hold or sell, in the ordinary course of business, certain shares, debentures and other securities as well as other financial products including derivative products of either of the Banks or their affiliated companies for their own accounts or the accounts of their clients and may at any time hold a buying or selling position with respect to such securities. Mizuho Securities and its group companies may also become counterparties to either of the Banks or their affiliated companies at any time and may receive consideration for such act.

Mizuho Securities was not requested to give its opinion on the business decision of Daisan Bank which is the basis of it entering into and completing the Share Transfer and the Mizuho Fairness Opinion does not in any way express any opinion as to this point. Mizuho Securities was not instructed to give an opinion in relation to transactions other than the Share Transfer or the relative merits and demerits of the Share Transfer in comparison to other transactions and expresses no such opinion in the Mizuho Fairness Opinion. Mizuho Securities owes no obligations to Daisan Bank or the board of directors of Daisan Bank to solicit and did not solicit indications of interest from third parties in relation to the Share Transfer.

The opinions presented by Mizuho Securities are limited to whether or not the Share Transfer Ratio is appropriate for the shareholders of the ordinary shares of Daisan Bank from a financial point of view as of the date of the Mizuho Fairness Opinion; and Mizuho Securities does not express any opinion as to the appropriateness of the Share Transfer for any holders of other kinds of securities, any creditors, or any other persons related to Daisan Bank. Further, Mizuho Securities expresses no opinion as to the amount, nature or the appropriateness of the compensation payable to the directors, operating officers, or employees, or other equivalent persons of either of the Banks in connection with the Share Transfer.

Final Agreement, etc., relating to Business Integration San ju San Financial Group, Inc. September 15, 2017 The Mie Bank, Ltd. The Daisan Bank, Ltd.

Background of the business integration ・・・ P 1 Corporate philosophy and purpose of the new group ・・・ P 2 Overview of the business integration・・・ P 3 Overview of the holding company・・・ P 4 Overview of the business strategy ・・・ P 5 Expansion of the operational base Strengthening of the financial brokerage function Enhancement of the management efficiency Efforts toward the revitalisation of the region ・・・ P 9 Overview of measures to achieve synergy ・・・ P10 Contents

1. Background of the business integration Changes in the financial environment Increase of the impact on regional economies caused by social structural issues such as the decrease in population and the progression of the ageing society New competition arising in the financial services industry due to players from other industries entering into the financial services industry through technological innovation, such as Fintech Competition among financial institutions intensifying due to changes in the financial environment such as the decline in the market interest rate 1 We will integrate our business in order to adapt to a drastically changing business environment, contribute to clients and the region, and establish a firm management base. Common management issues for the Banks Establishing a firm management base which enables the Banks to further realize their presence in Mie, Aichi, and the neighboring areas, in order to continue to contribute to the development and growth of the regional economy as regional financial institutions Action to achieve a developmental solution Interactive utilization of management resources and know-how of the Banks, and establishing a new business model for the future.

2. Corporate philosophy and purpose of the new group San ju San Financial Group, Inc. “San ju San” means that by adding (＋) the respective strengths of Mie Bank and Daisan Bank, we wish to develop with the region and contribute to the creation of a vibrant future. 2 Contributing to creating a vibrant future as a financial group which is favorable for clients and grows along with the region. Corporate philosophy In accordance with following basic policy, in order to achieve economic revitalization in Mie, Aichi, and the neighboring areas, the Banks will strengthen the relationship with the region and aim to become a financial group which is favorable for clients and grows along with its clients and the region through synergies from the business integration. Purpose of business integration As regional financial institutions with their head offices in Mie, the Banks will establish a new business model which adapts to changes in the business environment and enhances their competitive edge in the markets of Mie, Aichi, and the neighboring areas. Through strengthening the cooperation between the Banks, they will realize their sophisticated financial services and financial brokerage functions for small and medium sized companies and individual clients, and will thereby contribute to the revitalization of the region. The Banks will tackle the growth strategy with a sense of unity by increasing the opportunities for bank employees to play an active part in the business, thereby increasing the bank employees’ motivation and establishing a new corporate culture where all executives and employees respect each other and work in harmony. By maximizing the strength and characteristics of the Banks and thorough streamlining and strengthening of efficiency, the Banks will maximize the synergies from the business integration. Basic policy “Wish” contained in the company name

Mie Bank 3. Overview of the business integration By way of joint share transfers which will result in the Banks becoming wholly-owned subsidiaries and the Joint Holding Company becoming a fully-owning parent company which will be newly incorporated. 1 ordinary share of the Joint Holding Company will be allotted per 1 ordinary share of Mie Bank and 0.7 ordinary shares of the Joint Holding Company will be allotted per 1 ordinary share of Daisan Bank. 0.7 Series 1 preference share of the Joint Holding Company will be allotted per 1 Series A preference share of Daisan Bank. Friday, September 15, 2017 (Today) Execution of Business Integration Agreement and preparation of the share transfer plan Saturday, September 30, 2017 Record date in relation to extraordinary shareholders’ meeting of the Banks Friday, December 15, 2017 (Planned) Extraordinary shareholders’ meeting of the Banks to approve the share transfer plan Monday, April 2, 2018 (Planned) Incorporation of Joint Holding Company (Effective Date) and date of listing of shares of Joint Holding Company 3 100% 100 % San ju San Financial Group, Inc. Business integration Method of Share Transfer Share Transfer Ratio Future Schedule Incorporation of Joint Holding Company Daisan Bank Mie Bank Daisan Bank

4. Overview of the holding company Address of head office（Registered address） 510 Kyomachi Matusaka, Mie Address of headquarters （headquarters function） 7-8 Nishishinchi, Yokkaichi, Mie Representative (planned) Representative Director and Chairman Hiroshi Iwama 　　　(Current Director and President of Daisan Bank) Representative Director and President Mitsunori Watanabe (Current Director and President of Mie Bank) Capital JPY 10 billion Date of Incorporation April 2, 2018 Financial Year End March 31 Listing Stock Exchange Tokyo Stock Exchange, Nagoya Stock Exchange Shareholder Meeting Board of Directors Management Committee ALM・Risk Management Committee Compliance Committee Corporate Planning Department Risk Management Department Compliance Management Department Personnel and Admini stration　Department Business Management Department Audit Department Nominating Committee Compensation Committee 4 Audit Committee By setting up the audit and supervisory committee in the Joint Holding Company, the Joint Holding Company will aim to strengthen the audit and supervision functions, and improve the systems of corporate governance and business valuation. Overview Organization chart (planned) Mie Bank Daisan Bank

5. Overview of the business strategy 5 The new financial group will aim to contribute to the revitalization of the region and be favorable for local clients through the “3 plus 3” synergy created by mutual utilization of the “3” respective strengths of the Banks. Detailed network of branches with a focus on northern Mie Solution sales capabilities accumulated through business with large and medium-sized corporations Knowhow of efficiency in administrative work achieved through centralization of work, etc. 　Strengths of Mie Bank Network of branches which spans across the wide neighbouring region, with a focus on central and southern Mie Strong relationship with mid-level, small and medium-sized companies and sole proprietorships Knowhow regarding efficiency in sales activities achieved through local area sales structure 　Strengths of Daisan Bank We will contribute to a vibrant future by creating a virtuous cycle developing the regional society, regional economy and the new group together. (1) Expansion of the operational base (2) Strengthening of the financial brokerage function (3) Enhancement of management efficiency Expansion of strong operational base covering Mie, Aichi and the neighboring and wide areas Provision of comprehensive financial services by solution sales capabilities that utilize these strong relationships Synergy of the new group Improvement of profitability and enterprise value by enhancing and optimizing management efficiency through interactive utilization of knowhow

5(1). Expansion of the operational base 6 By integrating the Banks, we will build a network of branches covering Mie, Aichi and the neighboring and wide areas, and improve convenience for our clients and support for their core businesses. （Note）The number of branches as of the end of August, 2017 ● ：三重銀行 ◆ ：第三銀行 Number of branches Mie Aichi Osaka Waka yama Nara Gifu Tokyo Total Hokusei Chusei Nansei Iga Higashi Kishu Nagoya Outside of Nagoya Mie Bank 57 43 6 3 5 - 16 8 8 1 - - - 1 75 Daisan Bank 64 22 21 11 4 6 18 16 2 6 5 2 2 1 98 Total 121 65 27 14 9 6 34 24 10 7 5 2 2 2 173 Detailed network of branches of the Banks highly complement each other and cover detailedly Mie and Aichi Prefectures Detailed network of branches with a focus on northern Mie Network of branches which spans across the wide neighbouring region, with a focus on central and southern Mie Daisan Bank Mie Bank 入力お願い Daisan Bank Gifu (2 branches) Mie Bank Aichi (34 branches) Mie (121 branches) Osaka (7 branches) Nara (2 branches) Wakayama (5 branches) Tokyo (2 branches)

5(2). Strengthening of the financial brokerage function 7 Regeneration/Transition period Growt/Maturation period Startup period Strength of Mie Bank Strength of Daisan Bank Client's wish Wish to launch new business Support for realizing a sixth sector company in cooperation with Mie Support for building new business through business plan contest Evaluation of business potential by person with business assessment capabilities Use of agricultural corporations and business growth support fund Support for achievement of client’s business idea by gathering professional know-how on building business and smooth financing capabilities Wish to expand business Business matching which connects major companies with local business partners Provision of various financing methods, such as structured finance Wide network of branches and business partners across 7 prefectures. Loan which does not depend on security and warranty, such as covenants and ABL beyond necessity Active promotion of business matching which mutually utilizing the network of business partners, and provision of various financing methods Wish to improve business performance Wish to plan for business succession Provision of solutions for business succession Hands-on support for improvement of the business cooperated by clients, headquarter and branches. Provide tailored proposals for business succession solutions and business turnaround which contribute to improve business performance and maintain employment for clients. Efforts of the new group We will provide careful support for clients’ needs depending on the different stages of their lives through comprehensive financial services that utilize the Banks’ strengths in order to support our clients’ business expansion. Strengthen the support for main business and creation of common values

Consolidation and optimization of the functions of the headquarters Consolidation and rationalization of duplicated function of the headquarters and affiliated companies. Optimization of personnel distribution. Centralization and integration of the office work and the system Improvement of work efficiency by centralizing such as the loan processing conducted by sales branch into the headquarters. Promotion of system integration and strategic system investment 5(3). Enhancement of the management efficiency 8 We will create management resources by enhancing and optimizing management efficiency and will aim to improve profitability and enterprise value through strategically investing and reallocating such management resources in or to growth areas. Improvement of enterprise value Investment in growth areas Creation of management resources Clients Improving convenience through expanding service channels Provision of attractive products and services Regional society Increase in employment and development of local industries Active participation in the local community Shareholders Achievement of continuous development of the group Continuing stable dividends Employees Expansion of opportunities where various personnel can play an active part. Upskilling through interactive utilization of know-how and personnel exchange Optimization of branch management and business activities Optimization of service channels, such as branches, ATMs, etc. Optimization of business activities by effective assignment of external personnel within area. ATM BANK BANK BANK Provision of new products and services Provision of the most appropriate channels which use FinTech, etc. ・Strengthening the support for smartphone usage ・Expansion of internet function Personnel training Training professional personnel who can provide consulting and solutions according to various needs.

6. Efforts toward the revitalisation of the region 9 We will create a virtuous cycle developing the regional society, regional economy and the new group together, and contribute to creating a vibrant future. Increased attraction of the regional society Attracting visitors from inside and outside the country through tourism resources Popularizing local products outside the area Revitalization of the region with the support of local NPOs Development of the regional economy Support for cultivation of the next generation managers, and creation of innovative business services Support for starting up/new businesses by using agricultural corporations and the business growth support fund Holding business meetings beyond the economic zone and promoting business matching Growth of the new group Creating common values by contributing to clients and the region Building up social trust by operating in a highly transparent manner Creating opportunities where various personnel can play an active part and the corporate culture supports new challenges. Increased attraction of the regional society Growth of the new group Development of the regional economy

7. Overview of measures to achieve synergy 10 Through the following synergy measures, we will contribute to the clients and the region, and aim to become a financial group which is loved and trusted by local people. Type of Synergy Main Measures (1) Expansion of the operational base (2) Strengthening of the financial brokerage function (3) Enhancement of the management efficiency Interactive utilization of the network of branches (173 branches, 23 loan plazas, 211 ATMs located outside of premises, etc.) Enhancement of lineup of cross-selling and joint developed products Sharing know-how regarding financing (lending with covenants, project finance, LBO, etc.) Sharing know-how regarding international business (effective use of the international business network) Strengthening efforts for business matching, business succession and M&A Promotion of restructuring within the group, including merger of subsidiary bank under the holding company Commoditizing and standardizing the office work, etc. which is centralized in the headquarters (streamlining the function of the headquarters) Promotion of consolidation of core systems and sub-systems Revenue synergy 700 million yen Cost synergy 500 million yen Five-year Target （Fiscal year 2022） (Note) The number of branches, loan plazas, and ATMs located outside of premises is current as of the end of August 2017. Flexible management of branches/Enhancement of non-face-to-face channels Synergy effect 1.2 billion yen Growth of the banks under the holding company